UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Chief Financial Officer to stand down in 2015 after 10 years service

After 10 years with the Company, including eight as CFO, Robin Freestone has informed the Pearson Board that he would like to step down as an Executive of Pearson before the end of 2015 to explore a range of other interests.

The Board has initiated a process to appoint Robin's successor involving both internal and external candidates and Robin has agreed to remain in role until his successor is in place to ensure a smooth transition.

Robin joined Pearson in 2004 as deputy chief financial officer and became chief financial officer in June 2006. He sits on the Advisory Group of the ICAEW's Financial Reporting Faculty and is chairman of The Hundred Group of Finance Directors. He also sits on the CBI's Economic Growth Board.

Robin said:

"It's been a tremendous privilege to help first Marjorie and now John to build Pearson into the world's leading learning company. Following a decade of rapid evolution and change, Pearson is well positioned to succeed in 2015 and beyond. I am very proud of the work I've done with colleagues to support the learners and teachers we serve, our employees and our shareholders.

"I feel that eight years as CFO is long enough for anyone to play this type of role. I am focused now on delivering our financial commitments in 2014 and developing our 2015 plans, supporting Pearson and my board colleagues in their search for a successor, and facilitating the arrival and induction of that person. After that I look forward to beginning a new phase of my career."

John Fallon said:

"Robin is widely respected by his colleagues, his peers and our shareholders - and rightly so. He has been instrumental in helping to reshape Pearson as a more global, digital and service-oriented business serving millions of learners and customers around the world. I have enjoyed working closely with Robin over the last decade and have benefited greatly from his wise counsel, as well as his financial leadership.

"Robin has given us plenty of notice of his intentions, and he will continue to be fully engaged in leading the company as we ensure a smooth transition to his successor."

Glen Moreno said:

"Robin's financial reputation in the City and internationally is second to none. He has played an important role for Pearson, charting a steady course through global recession, the digitization of the media and education sectors, and the development of Pearson's transformation strategy.

"We are pleased that Robin remains committed to Pearson as we transition to new financial leadership, and look forward to following his future success."

Notes to editors:

1. A biography and picture of Robin Freestone can be downloaded here: http://www.pearson.com/about-us/board-of-directors/robin-freestone.html.
2. Biographies of the whole Pearson board of directors can be found here http://www.pearson.com/about-us/board-of-directors.html.

For more information: Brendan O'Grady + 44 (0)20 7010 2310.

Date: 24 October 2014

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary